Exhibit 1

Hamilton, Bermuda
February 23, 2024

Flex LNG Ltd. ("Flex LNG" or "Company") (NYSE/OSE: FLNG) has received notice that the charterer of Flex Courageous, a super major, has exercised its first extension option. Flex Courageous was fixed on a three-year Time Charter on November 1, 2021, together with Flex Resolute which was also recently extended by two years until 2027. The commencement of the Time Charter for Flex Courageous was February 2022. Under the Time Charter, the charterer has the option to extend the period by two consecutive two year periods. Following this first option declaration, Flex Courageous will be firm until first quarter of 2027. The charterer will then have a final option to extend the Time Charter by another two years until 2029.

Please find the updated contract overview attached.

Øystein Kalleklev, CEO of Flex LNG Management AS, commented:
“We are pleased that the charterer of Flex Courageous has decided to extend the Time Charter in line with what was recently done for Flex Resolute. This means that earliest redelivery for the ship is 2027 where the charterer has a further option to extend her until 2029. Flex LNG has approx. 94% charter coverage for the remaining part of 2024, so we remain well positioned with only one ship, Flex Constellation, coming open during the second quarter which is usually when the freight market starts to tighten again after the seasonal adjustment coming out of the winter.”

For further queries, please contact:

Media contact:
Øystein Kalleklev, CEO Tel: +47 23 11 40 00

Investor and Analyst contact:
Knut Traaholt, CFO Tel: +47 23 11 40 00

About Flex LNG
Flex LNG is a shipping company focused on the growing market for Liquefied Natural Gas (LNG). Our fleet consists of thirteen LNG carriers on the water and all of our vessels are state-of-the-art ships with the latest generation two- stroke propulsion (MEGI and X-DF). These modern ships offer significant improvements in fuel efficiency and thus also carbon footprint compared to the older steam and four-stroke propelled ships. We have built up a significant contract backlog, having fixed 11 of our 13 vessels on long term fixed-rate charter contracts and one vessel on variable hire time charter.
Flex LNG is listed both on the New York Stock Exchange (NYSE) and Oslo Stock Exchange (OSE) under the ticker "FLNG". For more information, go to: www.flexlng.com

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act